Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

February [  ] 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the "Trust") Securities Act Registration No.: 333-133691
Investment Company Registration No.: 811-21897
Marmont Redwood International Equity Fund (S000061218)
Marmont Redwood Emerging Markets Fund (S000061322)

Dear Ms. Browning:

This letter is being filed in response to your oral comments of January 17, 2018 regarding the Trust's Post-Effective Amendment ("PEA") No. 43 to its registration statement, filed on behalf of its series, Marmont Redwood International Equity Fund (the "International Equity Fund") and Marmont Redwood Emerging Markets Fund (the "Emerging Markets Fund") (each, a "Fund," and together, the "Funds").  PEA No. 43 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on November 30, 2017 for the purpose of registering the Funds as new series of the Trust.

For your convenience in reviewing the Trust's response, each of your comments is included in bold typeface and immediately followed by the Trust's response.

The Trust's responses to your comments are as follows:

General Comments

1.	Staff Comment: Please confirm the ticker symbols and other information shown in brackets will be included in the amendment filed in response to the Staff's comments.

Response:  The Trust confirms supplementally that the ticker symbols for the Institutional Shares of the International Equity Fund and other bracketed information have been completed and will be included in the amendment filed in response to the Staff's comments. As noted, the Retail Shares of the International Equity Fund and the Emerging Markets Fund are not currently being offered and therefore the ticker symbols have been removed.

2.	Staff Comment: Please confirm all exhibits required to be filed on Part C, including final executed agreements will be filed with the Funds' next post-effective amendment.

Response:  The Trust confirms supplementally that the exhibits required to be filed on Part C have been filed with the amendment  in response to the Staff's comments.

3.	Staff Comment: Please confirm disclosure in the Prospectus complies with the requirements of Item 4(b)(iii) of Form N-1A.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.
Response:  The Trust confirms supplementally that the Funds are not sold through an insured depository institution, and no disclosure is required in the Prospectus pursuant to Item 4(b)(iii) of Form N-1A.

Prospectus – Summary Section – Fees and Expenses of the Fund

4.
Staff Comment: The Staff notes that the Fees and Expenses of the Fund table for each Fund does not include a line item for Acquired Fund Fees and Expenses ("AFFE"), despite each Fund's ability to invest in exchange traded funds ("ETFs") as a principal investment strategy.  Please confirm the Fees and Expenses of the Fund table for each Fund conforms to Instruction 3(f)(i) to Item 3 of Form N-1A concerning inclusion of AFFE.

Response:  The Trust responds by confirming supplementally that estimated AFFE for each Fund's Fees and Expenses of the Fund table is less than 0.01%, and has been included in "Other Expenses," as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

5.	Staff Comment: Please confirm the contractual expense limitation agreement referenced in the footnotes to the tables has been filed with the exhibits on Part C.

Response:  The Trust responds by confirming supplementally that the Funds' Operating Expense Limitation Agreement has been filed with the amendment in response to the Staff's comments.

6.
Staff Comment:  Please consider clarifying the footnote to each table regarding the recoupment of expenses under the contractual expense limitation agreement to state that the Advisor may request reimbursement of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund's total expense ratio to exceed the expense limitation in place at the time of the waiver and/or expense payment and the expense limitation in place at the time of the recoupment.

Response:  The Trust responds by revising the applicable footnote to the tables to conform to the Staff's suggested disclosure.

Prospectus – Summary Section – Principal Investment Strategies

7.
Staff Comment:  In the Principal Investment Strategies for the International Equity Fund, there is inconsistent use of terminology referring to "domiciled in non-U.S. countries" and "domiciled in countries outside the U.S."  Please use consistent terminology for Plain English purposes.

Response:  The Trust responds by replacing all applicable terminology with "non-U.S. countries."

8.	Staff Comment: In the first paragraph of the Principal Investment Strategies for the International Equity Fund, please replace "domiciled to" with "domiciled in."

Response:  The Trust responds by making the requested revision.

9.
Staff Comment:  With regard to disclosure in the Principal Investment Strategies for the International Equity Fund stating "the number of countries represented in the Fund's portfolio at any time may vary depending on investment opportunities identified by the Fund's sub-advisor" may be understood to suggest the Fund may invest in countries not clearly identified in the Prospectus.  Please consider clarifying this disclosure to avoid confusion, and confirm the Trust's understanding that any future material changes to the Funds' investment strategies must be submitted for the Staff's review pursuant to an amendment filed under Rule 485(a) of the Securities Act of 1933, as amended.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.
Response:  The Trust responds by revising the applicable disclosure to read as follows:  "The Fund typically holds investments across many of the countries included in the MSCI World ex USA Index (which is currently 22 countries), although the Fund is not required to hold investments representing all countries included in the index at all times.  The countries within the index that the Fund will invest in will be determined by the Fund's sub-advisor, Redwood Investments, LLC ("Redwood Investments" or the "Sub-Advisor").  The Trust responds further by confirming supplementally that any future material changes to the Funds' investment strategies must be submitted for the Staff's review pursuant to an amendment filed under Rule 485(a) of the Securities Act of 1933, as amended.

10.
Staff Comment:  The Staff notes the Principal Investment Strategies for each Fund states that the Fund may invest in "other types of equity securities…" without defining specifically what this includes.  Please remove the reference to "other types of equity securities…" and, if applicable, add disclosure related to any additional types of equity securities in which the Funds may invest.

Response:  The Trust responds by removing the references to "other types of equity securities," and by confirming supplementally that there are no additional types of equity securities to be disclosed in the discussion of Principal Investment Strategies for each Fund.

11.
Staff Comment:  The Staff notes each Fund may invest in real estate investment trusts ("REITs").  Please confirm whether such investments are actually principal investment strategies of the Funds.  If so, then please disclose the specific types of REITs the Funds may invest in, and the risks related thereto.  Please confirm whether these are publicly or privately traded REITs.

Response:  The Trust responds by stating supplementally that REITs are not a principal investment strategy of the Funds, and by removing all disclosure related to REITs from the Prospectus.

12.	Staff Comment: Please confirm whether investments in ETFs are a principal investment strategy of the Funds.

Response:  The Trust responds by confirming supplementally that ETFs are a principal investment strategy of the Funds.

Prospectus – Summary Section – Principal Risks

13.
Staff Comment:  Please consider whether disclosure is required pursuant to the Staff's IM Guidance Update No. 2016-02, related to fund disclosures reflecting current market conditions, including, but not limited to, investments in Puerto Rico debt.

Response:  The Trust responds by confirming supplementally that it believes the disclosures in the Prospectus conform to IM Guidance Update No. 2016-02.  The Trust states supplementally that the Funds will not invest in Puerto Rico debt.

14.	Staff Comment: Consider adding valuation risk disclosure given the Funds' investments in foreign markets.

Response:  The Trust responds by adding the following valuation risk disclosure to the Principal Risks for each Fund:

Valuation Risk.  The sale price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair value methodology.

The Trust responds further by adding the following valuation risk to the disclosures provided in the Prospectus pursuant to Item 9 of Form N-1A:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.
Valuation Risk. The sale price a Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when a Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued the security or had used a different valuation methodology.

15.
Staff Comment:  Please revise "Equity Market Risk" to include all specific types of equity securities in which the Funds will invest.  Please also include risks of preferred stocks, including that preferred stocks often do not have voting rights.

Response:  The Trust responds by stating supplementally that the Funds do not intend to invest in preferred stock as a principal investment strategy, and by removing all disclosures related to preferred stocks from the Prospectus.

16.	Staff Comment: Please revise "Emerging and Frontier Markets Risk" to distinguish the risks of each type of market.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

Emerging and Frontier Markets Risk. Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.  Frontier market countries generally have smaller economies and even less developed capital markets than emerging markets.  As a result, the risks of investing in emerging markets are magnified in frontier markets, and include potential for extreme price volatility and illiquidity; government ownership or control of parts of private sector and of certain companies; trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures; and relatively new and unsettled securities laws.

17.
Staff Comment: To the extent the Funds invest in specific types of REITs pursuant to the Staff's comment 11, please include specific risk disclosures related to those types of REITs.  Include risks related to international REITs, if applicable, and also include disclosure indicating the expenses charged to the Funds by REITs they invest in are not reflected in the Fees and Expenses of the Fund tables.  Please also include summarize disclosure of tax risks related to REITs in Plain English.

Response:  The Trust responds supplementally by stating the Funds do not invest in REITs as a principal investment strategy, and by removing related disclosures from the Prospectus.

18.	Staff Comment: Please revise risk disclosures related to REITs and ETFs to clarify that investors may invest directly in REITs and ETFs, and thereby avoid duplicative fees.

Response:  The Trust responds by making the requested revision to the risk disclosures for ETFs.  The Trust responds further by stating supplementally that the REIT disclosures have been removed from the Prospectus.

19.	Staff Comment: Please consider whether liquidity risk is a principal risk of the Funds.

Response:  The Trust responds by confirming supplementally that liquidity risk is considered to be a principal risk of the Funds.

Prospectus – Summary Section – Management - Portfolio Managers

20.
Staff Comment:  Please revise disclosure under this section to state the portfolio managers are "jointly and primarily" responsible for the day-to-day management of the Funds, per Item 5(b) of Form N-1A.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.
Response:  The Trust responds by making the requested revision.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies and Principal Risks

21.	Staff Comment: Please revise the sub-heading "Additional Information About the Funds' Investment Strategies" to clarify whether the strategies discussed thereunder are principal or non-principal.

Response:  The Trust responds by revising the sub-heading to read as follows: "Additional Information About the Funds' Principal Investment Strategies."

Prospectus – Management of the Funds - Prior Performance of the Sub-Advisor's Similar Accounts – International Equity Fund

22.	Staff Comment: Please revise this sub-heading to remove "International Equity Fund."

Response:  The Trust responds by revising the sub-heading to read: "Prior Performance of the Sub-Advisor's Similar Accounts"

23.
Staff Comment:  Please respond supplementally to confirm the Fund has the records necessary to support the calculation of the performance returns pursuant to Rule 204-2(a)(6) of the Investment Advisers Act of 1940, as amended.

Response:  The Trust responds supplementally by confirming the Fund has the records necessary to support the calculation of the performance returns pursuant to Rule 204-2(a)(6) of the Investment Advisers Act of 1940, as amended.  Such records are maintained by the Fund's sub-adviser, Redwood Investments, LLC.

24.	Staff Comment: Please revise the defined term "International Composite" to avoid inadvertent confusion with the International Equity Fund.

Response:  The Trust responds by changing the definition to the "Composite."

25.	Staff Comment: In the first paragraph, please remove "fully" from the reference to "fully discretionary private accounts," to avoid suggesting that any accounts have been omitted from the composite.

Response:  The Trust responds by making the requested revision.

26.	Staff Comment: Please confirm the reference to specific portfolio managers to avoid suggesting that the composite omits accounts that are not managed by these persons.

Response:  The Trust responds by removing the following disclosure from this section: "During the periods shown in the table below, the International Composite was managed since inception by Mr. Mufson and Mr. Samet, who were joined by Mr. Jones and Ms. Shere in 2016."

27.
Staff Comment:  Please clarify disclosure related to netting of expenses to state that the performance is shown net of all actual fees and expenses (not only management fees), including sales loads related to the accounts included in the composite.

Response:  The Trust responds by making the requested revision.

28.
Staff Comment:  Please clarify disclosure stating the performance returns of the composite may have differed had they been calculated using the standard formula promulgated by the SEC to state the returns would have been lower had they been calculated using the standard formula promulgated by the SEC.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.
Response:  The Trust responds by making the requested revision.

29.	Staff Comment: Please disclose what method was used to calculate performance of the composite (i.e., GIPS or similar method).

Response:  The Trust responds by revising the applicable disclosure to clarify that the performance returns of the composite were calculated by the sub-adviser using Global Investment Performance Standards ("GIPS").

30.	Staff Comment: Please remove duplicative disclosures related to past performance not being indicative of the Fund's future performance (see last two paragraphs preceding the returns table).

Response:  The Trust responds by removing the duplicated disclosure.

31.	Staff Comment: In the performance table heading, please replace "Total Returns" with "Average Annual Total Returns".

Response:  The Trust responds by making the requested revision.

32.	Staff Comment: Please replace "Funds" with "Fund" at the very end of the second paragraph in this section.

Response:  The Trust responds by making the requested revision.

33.	Staff Comment: In the returns table, please replace "(net of expenses)" with "(net of all actual fees and expenses)".

Response:  The Trust responds by making the requested revision.

Statement of Additional Information - Investment Policies, Strategies and Associated Risks

34.
Staff Comment:  Please revise disclosure in the paragraph labeled "Diversification" to clarify that the Fund's sub-classification as a diversified fund is a fundamental policy pursuant to Section 13(a) under the Investment Company Act of 1940, as amended.

Response:  The Trust responds by making the requested revision.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios